AMENDMENT TO ARTICLE II, SECTION 11 OF THE BY-LAWS OF TCBY ENTERPRISES, INC. ON DECEMBER 18, 1998

"SECTION 11". Deadline for Submission by Stockholders of Matters to be Included in Proxy Statements. Any matter intended to be voted upon at an annual stockholder's meeting and to be included in the Corporation's proxy statement for such meeting must be set forth in a notice received by the Corporation on or before the Corporation's fiscal year end immediately preceding any annual meeting of stockholders following the fiscal year just ended. Such notice shall set forth a description of the proposal, the name and address of the proponent as such appears in the Corporation's records, and the number of shares owned by the proponent. Such notice shall disclose any material interest of the proponent in the proposed matter. No matter shall be considered at an annual meeting except in accordance with this Section 11."